

Mail Stop 3561

December 17, 2009

Via U.S. Mail

William A. Smith II
Vice President, General Counsel and Secretary
Metals USA Holdings Corp.
One Riverway, Suite 1100
Houston, TX 77056

Re: Metals USA Holdings Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed on November 20, 2009
File No. 333-150999

Dear Mr. Smith:

We have reviewed your responses to the comments in our letter dated July 28, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-1

Prospectus Summary, page 1

Our Company, page 1

1. Please include your net sales for the nine months ended September 30, 2009. Please also include your net sales and net income for the nine months ended September 30, 2008 as a comparison to the September 30, 2009 numbers.

2. Please explain to us why you have cash flow from operations and net debt as of the twelve month period ended September 30, 2009, rather than the nine month period ended September 30, 2009 and not as of your last audited period and interim stub.

3. We note the disclosure in the second-to-last sentence of the first paragraph which stated that net income for 2008 benefited from record global steel prices through the first half of 2008. Please revise to balance this disclosure by disclosing the recent decline in steel prices during the latter half of 2008 and the first half of 2009.

Building Products, page 5

4. Please balance your disclosure here to indicate there can be no guarantee that a demand will increase for remodeling.

Skilled Inventory Management, page 5

5. Please explain how your inventory management in the first nine months of 2009 contributed to your ability to free cash flow during the declining metal price environment.

Summary Historical Consolidated Financial Data, page 12

6. We note you have revised your discussion within this section to focus on your use of EBITDA and adjusted EBITDA as measures of performance of your business. However, all of your reasons for presenting adjusted EBITDA within the document appear derived from your belief of the importance of this measure in relation to compliance with your debt covenants, as you state on page 69. If you wish to present a non-GAAP measure of performance, you should present EBITDA, but not adjusted EBITDA, along with the reasons why you consider EBITDA to be important to an investor's evaluation of your business. Please note this comment applies to all instances within the document where adjusted EBITDA is presented as a measure of performance. Please revise accordingly.

Risk Factors, page 18

Risks Related to our Business, page 18

7. For the first two risk factors in this section, please revise the subheadings to indicate where we are in the cycles so that investors can assess the risk.

Because a substantial portion of our indebtedness bears interest at rates that fluctuate, page 26

8. Please disclose the percentage of your indebtedness that is offset by your use of derivative financial instruments.

Because all the proceeds from this offering of our common stock may be used to repay the 2007 Notes, page 27

9. Please revise the risk factor to highlight that if you experience a change of control or do not redeem the 2007 Notes, you will be required to make an offer to repurchase the 2007 Notes at a price equal to 101% of the principal amount, plus accrued interest and unpaid interest and additional interest, if any.

Management's Discussion and Analysis, page 45

Industry Trends, page 46

10. Please revise to indicate that there can be no guarantee that steel demand may be entering into a slow recovery stage.

Management's Discussion and Analysis of Financial Condition

Consolidated Results of Operations, page 47

11. Although you discuss industry trends in the overview of your MD&A section, it does not appear that you relate those trends to the discussion of your operating results. For example, you state the decrease in your net sales was due to a decrease in volume in your Flat Rolled and Non-Ferrous and Plates and Shapes product groups, and a decrease in realized prices. However, your explanation should include the underlying reasons, including whether or not the decrease in your operating results was consistent with the industry decline, and a discussion of any company-specific factors that contributed to the decline. In this regard, you should also discuss whether or not your results, such as operating declines and inventory write-downs, represent trends which could reasonably be expected to continue into future periods. Please revise to discuss and analyze the underlying causes of material changes and disclose known trends and uncertainties as contemplated by FR-72.

Results of Operations – Nine Months Ended September 30, 2009, page 47

12. In light of the significant decline in your net sales during 2009, along with the related decline in your operating income, please tell us what consideration was given to performing an interim test of goodwill impairment, and the result if such a test was performed.

Liquidity and Capital Resources

Cash Flows, page 59

13. Within your discussion of cash flows for each period, you have calculated an alternative cash flow measure by adjusting the amount from the statement of cash flows for certain items to arrive at a "cash inflow" or "cash outflow" amount. When you present an adjusted amount, you are presenting a non-GAAP measure. While the discussion of significant items that affected the comparability of results between periods is often useful, it is not appropriate to net those amounts against a GAAP measure, resulting in an alternative measure. Please remove the presentation of such adjusted measures.

EBITDA and Adjusted EBITDA, page 60

14. It appears you have included the measure adjusted EBITDA in your filing under the premise that it is part of your debt covenants, which are important to your company because you are highly leverage and rely heavily on your debt facilities for working capital. As such, your presentation of adjusted EBITDA, calculated in accordance with your debt agreements, should be presented as a measure of your liquidity and discussed solely in relation to compliance with your debt covenants. Please note that your computation of adjusted EBITDA as presented is not in compliance with the rules outlined in Item 10(e) of Regulation S-K regarding the presentation of non-GAAP measures. However, we do not object to its use in the specific capacity of providing an understanding of your financial position and liquidity because it is a defined measure within your debt agreements. See Question 10 of the staff's outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

15. Further, we note that adjusted EBITDA is only one component of the numerator used to calculate the fixed charge coverage ratio (FCCR), which determines your compliance with the debt covenants. In order to present a fair and balanced disclosure, please revise your discussion to include an explanation of the numerator of the FCCR calculation and how this amount impacts your liquidity. Alternatively, you may consider removing the components used to calculate the FCCR and instead provide enhanced disclosure on the FCCR amount as calculated, its meaning in reference to the debt covenants, including whether or not you are in compliance with the debt covenants for all periods, and the impact of this ratio on your liquidity.

Streamlined Cost Structure, page 78

16. We note the disclosure that you had a lower ratio of selling, general and administrative expenses compared to a peer group in terms of revenues for the

quarter ended June 30, 2009. Please revise to disclose the names of the companies in the peer group or advise.

Management, page 92

Components of Executive Compensation, page 97

17. We note your response to prior comment 3 and reissue. Please revise to disclose what portions of the bonuses paid in 2008 were awarded under the safety and /or EBITDA performance targets.

Exhibit 5.1

18. Please have counsel provide an opinion that the shares will be duly authorized.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Andrew J. Nussbaum, Esq.
Wachtell, Lipton, Rosen & Katz LLP
via facsimile: (212) 403-2000